December 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-6010

Attn:	Nicholas O’Leary

Re:	Lumexa Imaging Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-291590) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we the undersigned, for ourselves and on behalf of the several underwriters, in connection with the Registration Statement, advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that the participating underwriters have informed us that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Company that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. Eastern Time on December 10, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

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Very truly yours,

BARCLAYS CAPITAL INC. J.P. MORGAN SECURITIES LLC JEFFERIES LLC As representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
Name: Ben Burdett
Title: Managing Director

JEFFERIES LLC

By:	/s/ Kevin Lacerda
Name: Kevin Lacerda
Title: Managing Director

[Signature Page to Request for Acceleration of Effectiveness]